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February 25, 2025

Benjamin Meeks, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Amendment No. 1 Registration Statement on Form SF-3
Filed January 29, 2025
File No. 333-283864

Dear Mr. Meeks:

On behalf of Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”), we thank you for your letter of February 13, 2025 concerning Amendment No. 1 to Registration Statement on Form SF-3 filed by the Registrant on January 29, 2025 (the “Registration Statement”). We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Amendment No. 1 to Registration Statement on Form SF-3

Form 8-K of Benchmark 2023-B38 Mortgage Trust (Filed May 3, 2023), page 2

1.	We note your response to prior comment 8 and reissue in part. Please explain why you believe K-Star would not satisfy clause (iv) of Item 1108(a)(2). In your response, please address how K-Star's contemplated responsibilities as special servicer align with the Commission's statements in Section III.B.3.d. of Release No. 33-8419 (the "2004 Regulation AB Proposing Release") (stating that the proposed disclosure requirements would apply to any servicer, such as a special servicer, that performs work-outs, foreclosures or other material aspects of the servicing of the pool assets upon which the performance of the pool assets or the asset-backed securities is materially dependent).

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Benjamin Meeks, Esq.

With respect to Item 1108(a)(2)(iv) of Regulation AB, the Registrant determined that K-Star was not a material servicer upon which the performance of the Benchmark 2023-B38 Mortgage Trust’s assets or related asset-backed securities is materially dependent. The Registrant made this determination following a review of the relevant facts and circumstances, including the following factors: (i) the size of the One Campus Martius mortgage loan relative to the Benchmark 2023-B38 mortgage pool; (ii) K-Star’s obligations do not apply across the Benchmark 2023-B38 mortgage pool; rather, they are isolated to the One Campus Martius mortgage loan; (iii) the nature of K-Star’s servicing obligations are not distinct from other servicers and special servicers with respect to the Benchmark 2023-B38 mortgage pool or the related asset-backed securities (i.e., K-Star has no rights or responsibilities with respect to the administration of the securities, and its sole responsibility will be to exercise certain rights of the lender under the mortgage loan agreement); and (iv) the mortgage loan and related mortgaged property do not present any unique collateral characteristics or enforcement factors that would be material to resolution on the mortgage loan (e.g., collateral subject to specialized laws, collateral requiring specialized management expertise or prior delinquency history that may affect recovery on the mortgage loan).

Please feel free to contact me at (212) 839-5796 or jnunes@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Jonathan A. Nunes

Jonathan A. Nunes

cc: Helaine Kaplan